J. Thomas Cookson
Partner
Shutts & Bowen LLP
200 South Biscayne Boulevard
Suite 4100
Miami, Florida 33131
DIRECT (305) 379-9141
FAX (305) 347-7767
EMAIL TCookson@shutts.com

September 7, 2022

VIA EDGAR

Ms. Olivia Bobes

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	InnovaQor, Inc.
Registration Statement on Form 10-12G
Filed July 29, 2022
File No. 000-33191

Dear Ms. Bobes:

On behalf of InnovaQor, Inc., a Nevada corporation (the “Company”), we hereby respond to the Staff’s comment letter, dated August 19, 2022, regarding the Company’s Registration Statement on Form 10-12G filed on July 29, 2022. Please note that for the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided the Company’s response to each item immediately thereafter. Please also note that we are simultaneously filing Amendment No. 1 to the Registration Statement on Form 10.

Item 2. Financial Information

Liquidity, Capital Resources and Acquisition, page 30

1.	Please revise to disclose the minimum period of time that you will be able to conduct planned operations using currently available capital resources. Refer to Item 303(b)(1) of Regulation S-K.

In response to the Staff’s comment, the following has been added on page 31:

“Management believes the Company’s funds are insufficient to provide for its proposed needs for the next 12 months. The Company is currently working to close additional funding. The Company may have to rely on equity or debt financing that may involve substantial dilution to our then existing stockholders. If it is unable to close additional financing the Company may have to cease operations.”

Olivia Bobes

United States Securities and Exchange Commission

September 7, 2022

Item 6. Executive Compensation

Consulting Agreement, page 38

2.	You disclose that the company entered into a consulting agreement with Mr. Dab for one year effective June 1, 2021. Identify the company affiliated with Mr. Dab and disclose whether the agreement has expired. Clarify any obligations that remain under the agreement and the total amount that was paid to Mr. Dab’s company under the agreement.

The paragraph relating to the consulting agreement has been revised on page 38 to read as follows:

“the Company entered into a consulting agreement effective June 1, 2021, with Dial M Productions LLC, a company owned by Mr. Dab for a period of one year to assist in developing the Company’s business including communications with existing shareholders and the general public. The agreement provided that the Company would pay $3,500 a month and an additional $60,0000 upon the earlier of receipt of funding from an outside source or within 90 days. These amounts have not been paid. On June 1, 2022, the agreement was extended for another year. The Company continues to owe the amounts provided for in the original agreement and the new agreement increases the monthly fee to $4,500.”

General

3.	Please amend your filing to update your interim financial statements through the quarter ended June 30, 2022.

The financial statements have been updated to include those for the three and six months ended June 30, 2022.

4.	Additionally, please revise your Management’s Discussion and Analysis on page 32 and interim period disclosures elsewhere in the filing to pertain to the quarter ended June 30, 2022.

The Management’s Discussion and Analysis and interim period disclosures have been revised to pertain to the quarter ended June 30, 2022.

Thank you for reviewing our responses. If you have any questions, please contact me at (305) 379-9141.

Olivia Bobes

United States Securities and Exchange Commission

September 7, 2022

Very truly yours,

Shutts & Bowen LLP

/s/ J. Thomas Cookson
J. Thomas Cookson

cc:	Joseph Kempf
Kathryn Jacobson
Jan Woo
Securities and Exchange Commission

Sharon L. Hollis
Gerard Dab
InnovaQor, Inc.